Exhibit 99.1

HEALTHTAB™ TESTING NOW OPEN TO PATIENTS IN SELECT SHOPPERS DRUG MART® PHARMACIES

VANCOUVER, BRITISH COLUMBIA – August 10, 2021 – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) announces that patient testing has begun on the HealthTab™ platform in select Shoppers Drug Mart® pharmacies.

The participating Shoppers Drug Mart® pharmacies have now received their HealthTab™ systems and will begin offering screening tests to patients with known conditions associated with pre-diabetes, or already identified as diabetic, to provide diagnostic support and pharmacist-led consultation services.

"We are very excited to pilot Point of Care Testing with HealthTab and the Afinion 2 analyzer at select Shoppers Drug Mart® pharmacies,” said Frank Hack, Director of Complex Care at Shoppers Drug Mart.  “We are committed to improving access to care through our pharmacy network and enabling our pharmacists to drive improved patient outcomes by providing value added patient care services."

In May 2021, Avricore signed a Master Agreement(1) with Shoppers Drug Mart Inc. to pilot the HealthTab™ platform. This agreement allows patients access to point-of-care blood screening and health-data management for potential risks for developing diabetes and cardiovascular conditions through the HealthTab™-integrated Afinion 2™ analyzers by Abbott Rapid Diagnostics.

The program initially announced 11 locations, however, the Master Agreement has since been updated to 15 locations. Beta-testing at an initial store proved extremely successful, with more than 90 patients tested and over 600 results reported over the initial trial period. The program’s primary focus is to screen patients at-risk for diabetes and cardiovascular disease.

“We could not be happier with the collaborative and progressive approach taken in this project with Shoppers Drug Mart,” said Hector Bremner, Avricore Health CEO. “We are really excited to see the first patients’ feedback and ensuring they have the very best experience.”

In-store signage and print material will let customers know they are able to request HealthTab™ tests, and existing patients will be made aware through direct outreach from their Shoppers Drug Mart® pharmacist based on their health profile. Additionally, the first ever third-party HealthTab™ advertising campaign will actively market the program publicly in the participating region.

As key milestones are accomplished, this initiative will continue to advance the Company’s mission of making actionable health information more accessible for everyone by creating the world’s leading rapid testing network in pharmacy.

To find a location near you, please visit: healthtab.com/locations(2)

HealthTab™ Market Fast Facts

•Point-of-Care Testing Market to reach $50.6 Billion USD in 2025 (Source)(3)

•Glucose monitoring (diabetes related) to make up the largest growth with the sector. (Source)(4)

•Nearly 13.6 Million Canadians expected to diabetic or prediabetic by 2030, with many undiagnosed (Source)(5)

•Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)(6)

•Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)(7)

•There are more than 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™ + RASTR

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

__________________

(1) https://investingnews.com/news/company-news/avricore-health-signs-master-agreement-to-pilot-healthtab-platform-for-diabetes-management-in-select-shoppers-drug-mart%c2%ae-pharmacies/

(2) http://healthtab.com/locations

(3) https://www.marketsandmarkets.com/Market-Reports/point-of-care-diagnostic-market-106829185.html?gclid=Cj0KCQjwh_eFBhDZARIsALHjIKe8MdSCRDfF-unkIgd4F6Q-9YGm5d3t78Ofbpqm817iruLYHlFEiGMaAibUEALw_wcB

(4) https://www.marketsandmarkets.com/Market-Reports/point-of-care-diagnostic-market-106829185.html?gclid=Cj0KCQjwh_eFBhDZARIsALHjIKe8MdSCRDfF-unkIgd4F6Q-9YGm5d3t78Ofbpqm817iruLYHlFEiGMaAibUEALw_wcB

(5) https://www.diabetes.ca/DiabetesCanadaWebsite/media/Advocacy-and-Policy/Backgrounder/2020_Backgrounder_Canada_English_FINAL.pdf

(6) https://www.cdc.gov/diabetes/basics/prediabetes.html

(7) https://www.canada.ca/en/public-health/services/publications/diseases-conditions/heart-disease-canada-fact-sheet.html

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy.